Exhibit 99.1

Radware Schedules Conference Call for Its Fourth Quarter and Full
Year 2024 Earnings

TEL AVIV, Israel, January 7, 2025 — Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, will announce its fourth quarter and full year 2024 financial results on Wednesday, February 12, 2025.

Conference Call Details
Radware management will host a call on Wednesday, February 12, 2025, at 8:30 a.m. EST to discuss its fourth quarter and full year 2024 results and outlook for the first quarter of 2025. Participants are advised to join the call approximately 15 minutes before the start time.

US: 1-877-704-4453 (toll free)
International: 1-201-389-0920

In addition, the call will be webcast live on the Company's website at http://www.radware.com/ir/investor-events/.

A replay of the call will be available for seven days, starting two hours after the end of the call, on telephone number 1-844-512-2921 (toll free) or 1-412-317-6671. Access ID: 13750817.

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, YouTube, and Radware Mobile for iOS.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.
Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by fourth parties; laws, regulations, and industry standards affecting our business; compliance with open source and fourth-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com